As filed with the Securities and Exchange Commission on May 27, 1997
                           Registration No. 333-22165


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                  SANDATA, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
                 (State or Other Jurisdiction of Incorporation)
                                   11-2841799
                    (I.R.S. Employer Identification Number)

                              26 Harbor Park Drive
                         Port Washington, New York 11050
                                 (516) 484-9060
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                 Bert E. Brodsky
                                    President
                                  Sandata, Inc.
                              26 Harbor Park Drive
                         Port Washington, New York 11050
                                 (516) 484-9060
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)


                  Copies of all communications and notices to:

                           Steven J. Kuperschmid, Esq.
                       Certilman Balin Adler & Hyman, LLP
                                90 Merrick Avenue
                           East Meadow, New York 11554
                                 (516) 296-7000

            Approximate date of commencement of proposed sale to the
           public: As soon as practicable after the effective date of this Registration Statement.
                       (Cover continued on following page)

                    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [x]

                    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


                                                                                                      Proposed
                                                                               Proposed Maximum        Maximum
                                                      Amount to be               Offering Price  Aggregate Offering    Amount of
Title of Each Class of Securities to be Registered   Registered (1)                Per Share (2)      Price (2)     Registration Fee
------------------------------------------------ -----------------------  --------------------- ----------------- ------------------
Common Stock, $.001                                       1,988,140               $10.38            $20,636,893        $6,253.60(3)
Par Value, registered for the benefit
of Selling Stockholders

================================================ =======================  ===================== ===================== ==============

(1)       This Registration Statement also covers such additional number of shares of Common  Stock as may be issuable by reason of the
          operation   of  the   antidilution   provisions   of   certain
          outstanding warrants.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule
          457(c).
(3)       Paid with the previous filings.



     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                              Subject to Completion
                    Preliminary Prospectus Dated May 27. 1997


                                   PROSPECTUS


                1,988,140 SHARES OF COMMON STOCK, $.001 PAR VALUE


                                  SANDATA, INC.

     This Prospectus relates to 1,988,140 shares of Common Stock (the "Shares") of Sandata, Inc. (the "Company"), or approximately 170% of the Company's currently issued and outstanding shares of Common Stock. See Risk Factors--Effect of Outstanding Exercisable Securities" and "Risk Factors--Shares Eligible for Future Sale May Adversely Affect the Market". This Prospectus covers: (i) the resale by certain individuals and entities of up to an aggregate of 300,000 Shares issued by the Company pursuant to Subscription Agreements dated as of December 23, 1996, (ii) the resale by certain persons of up to an aggregate of 100,000 Shares issued by the Company pursuant to Subscription Agreements dated as of September 13, 1996, (iii) the resale by certain Directors and executive officers of the Company of up to an aggregate of 1,238,140 Shares, including, without limitation, shares underlying options and warrants, and (iv) the resale by certain individuals and entities of up to an aggregate of 350,000 shares issuable upon the exercise of outstanding warrants.

     The various persons and entities referred to herein are hereinafter referred to individually as a "Selling Stockholder" and collectively as the "Selling Stockholders". The Company will receive no proceeds upon the resale of the Shares by such persons and entities. There are no commitments pursuant to which the Company will receive any proceeds from the resale of the Shares by the Selling Stockholders. See "Selling Stockholders."

     In October, 1996, the Company commenced a private offering, on a "best efforts--all or none" basis, to raise $1,500,000 by issuing an aggregate of 300,000 shares of Common Stock and five year warrants for the purchase of 150,000 shares of Common Stock at an exercise price of $7.00 per share. Neither the shares of Common Stock, the warrants nor the shares of Common Stock underlying the warrants were registered under the Securities Act of 1933, as amended (the "Securities Act"). Contemporaneously with the execution and delivery by the Company of the letter of intent with regard to such private offering, certain assignees of the placement agent acquired 100,000 shares of the Company's Common Stock at a purchase price of $3.00 per share.

     In connection with the closing of such private offering, an affiliate of the placement agent entered into a financial consulting agreement with the Company pursuant to which, among other things, such affiliate will receive aggregate annual payment of $36,000 and certain assignees of such affiliate received warrants to purchase an aggregate of 200,000 shares of Common Stock exercisable as follows: 100,000 shares at $5.00 per share and 100,000 shares at $7.00 per share, such warrants to be exercisable for one year (with respect to the warrants exercisable at $5.00 per share) and two years (with respect to the warrants exercisable at $7.00 per share). The warrants issued in such private offering, including those issued to investors as well as the assignees of the placement agent's affiliate, are redeemable by the Company under certain circumstances.

     Except for the Shares of Messrs. Bert E. Brodsky, Hugh Freund and Gary Stoller, the Shares proposed to be sold hereby were acquired (and may be acquired upon exercise of the above mentioned warrants) by Selling Stockholders pursuant to the above mentioned private offering. Among other things, in connection with such private offering, the Company agreed to register, under certain circumstances, on one or more occasions, the Shares acquired by such Selling Stockholders (including, without limitation, the placement agent) in such private offering. The filing of the registration statement of which this Prospectus forms a part represents the fulfillment of certain obligations of the Company to such Selling Stockholders.

     To the Company' s knowledge, the Selling Stockholders, directly through agents designated by them from time to time or through broker-dealers or underwriters also to be designated, may sell the Shares from time to time, in or through privately negotiated transactions, or in one or more transactions, including block transactions, on the NASDAQ SmallCap Market, or on any other market or stock exchange on which the Shares may be listed in the future pursuant to and in accordance with the applicable rules of such market or exchange or otherwise. The selling price of the Shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Selling Stockholders" and "Plan of Distribution".

     The Company has agreed to indemnify certain of the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act. See "Selling Stockholders" and "Plan of Distribution".

     The Selling Stockholders and any agents, broker-dealers, or underwriters that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them, and any profit on the resale of the Shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The Company is not aware of any underwriting arrangements with respect to the resale of the Shares by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution".

     A PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" (PAGE 5).


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
      SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol "SAND". On May 22, 1997, the closing bid price for the Company's Common Stock, as reported on the NASDAQ SmallCap Market, was $8.75.




                                     , 1997

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.



                              AVAILABLE INFORMATION

     The Company files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission:
7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Furthermore, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such Web site is http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act") and are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-KSB for the fiscal year ended May 31, 1996, as amended (the "Form 10-KSB").

          (b) The Company's Quarterly Report on Form 10-QSB for the period ended August 31, 1996, as amended.

          (c) The Company's Quarterly Report on Form 10-QSB for the period ended November 30, 1996, as amended.


          (d) The Company's Quarterly Report on Form 10-QSB for the period ended February 28, 1997, as amended (the "February 10-QSB").


          (e) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8(a), as amended.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than exhibits to such documents). Requests for such copies should be directed to the Secretary, Sandata, Inc., 26 Harbor Park Drive, Port Washington, New York 11050 (telephone number: (516) 484-9060).

     Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                   THE COMPANY


     The Company, through its wholly-owned subsidiaries, is engaged in the business of providing computerized data processing services and custom software and programming services, by utilizing Companydeveloped software, and software acquired or licensed by the Company, principally to the health care industry, but also to the general commercial market. In addition, the Company provides hardware maintenance of personal computers ("PCs"), printers and networks and training on PC software packages.

     Applications of the Company's software include: a home health care system, computerized preparation of management reports, payroll processing and electronic time card with voice recognition systems. Principal products and services provided by the Company include the Sandsport Home Attendant Reporting Program, data entry services and specialized system development, among others. In addition, the Company provides administration and processing services for an affiliate engaged in the pharmacy prescription reimbursement business See "Risk Factors--Unascertainable Risks Related to Possible Acquisitions".

     Generally, in providing data processing services, the Company first receives data from its customers, then processes it and generates reports based on such data. Services are provided to customers by processing on the Company's equipment at its premises. The Company also has available software which permits information retrieval from customers' facilities which communicate with the Company's computers at its data center. This allows the Company's customers to have access to processing hardware and software without a substantial investment on their part. The Company also offers its services on a turnkey basis. Turnkey computer systems offer the customer total in-house capabilities through the licensing of the Company's software for use on a customer's computer. The Company's software is written in a variety of software languages including COBOL, C and FoxPro.

     Over the past several years, the Company has developed its Santrax product, a computerized time and attendance management system. The Santrax system utilizes voice recognition and telecommunications technology to verify that a person is at a particular telephone number at a particular time. Presently, the system is being utilized by several of the Company's home health care clients, with the Company receiving approximately an aggregate of 400,000 calls per week. Although no assurances can be given, it is anticipated that the Santrax product can be utilized by other industry applications.


     On April 10, 1997, the Company received notice that MCI Telecommunications Corp. ("MCI") had commenced an action against it in the United States District Court for the Eastern District of New York alleging that the Company's Santrax time and attendance system infringes on certain patent rights allegedly owned by plaintiff. The complaint seeks compensatory and treble damages with interest and injunctive relief. The Company intends to vigorously defend this action. On May 13, 1997, the Company filed an Answer and Counterclaim against MCI (the "Answer"). Among other things, pursuant to the Answer, the Company denies that its product infringes MCI's patent rights and asserts certain affirmative defenses. In addition, the Answer contains a counterclaim challenging the validity of MCI's alleged patent rights.

     Notwithstanding the foregoing, because of the uncertainties of litigation, no assurances can be given as to the outcome of the MCI litigation. In the event that the Company were not to prevail in this litigation the Company could be required to pay significant damages to MCI and could be enjoined from further use of the Santrax system as it presently exists. Although a negative outcome in the MCI litigation would have a material adverse affect on the Company, including, but not limited to, its operations and financial condition, the Company believes that, if it is held that the Company's system infringes MCI's patent rights, the Company would attempt to design a system to replace Santrax or would attempt to negotiate with MCI to utilize its system, although no assurances can be given that the Company would be successful in these attempts. At the present time, the Company can not assess the possible cost of implementing a new system or obtaining rights from MCI.

     Since late 1993, the Company has been engaged from time to time in negotiations relating to the use of MCI's telephone services in connection with the Santrax system. In late 1996, MCI and the Company discussed, among other things, that the Company would pay a lesser per call charge for such services if the Company and MCI agreed that the Company's technology did not violate U.S. Patent 5,255,183 (the "Katz Patent"), which is the subject of the MCI litigation. No such agreement was ever reached.

     For the fiscal year ended May 31, 1996 and nine months ended February 28, 1996, approximately 19.8% and 33.4% of the Company's revenues, respectively, were derived from fees associated with the Santrax product.

     MCI has advised that it owns two pending patent applications that are related to the Katz Patent. Since those patent applications have not issued to patent and are confidential at the U.S. Patent Office, the Company is unable to determine the scope of any patent applications. In addition, one or both of such applications could be amended by MCI. There can be no assurances that these patent applications, either as originally filed or as amended, will not issue as patents with claims that cover the Santrax system. See "Risk Factors--Pending Litigation by MCI Telecommunications Corp".


     The Company was incorporated in the State of New York in June 1978 and reincorporated in the State of Delaware in December 1986, at which time it also assumed its present name.

     The Company maintains its executive offices at 26 Harbor Park Drive, Port Washington, New York 11050; telephone number (516) 484-9060.

                           FORWARD-LOOKING STATEMENTS

     The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to have been made in this Prospectus or which are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forwardlooking statements. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue" or the negative variations thereof or comparable terminology are intended to identify forward-looking statements. Factors which may effect the Company's results include, but are not limited to, the risks and uncertainties associated with data processing and system sales. The Company is also subject to other risks detailed herein or detailed from time to time in the Company's Commission filings. Factors that could cause or contribute to such difference include, but are not limited to, those discussed in "Risk Factors" below, as well as those discussed elsewhere in this Prospectus and in the Company's filings with the Commission.

                                  RISK FACTORS

     An investment in the securities offered hereby is speculative and involves a high degree of risk and should only be purchased by investors who can afford to lose their entire investment. Prospective purchasers, prior to making an investment, should carefully consider the following risks and speculative factors, as well as other information set forth elsewhere in this Prospectus. As discussed above, this Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such difference include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.


     1. Dependence on Governmental Program.

     For its fiscal years ended May 31, 1996 and 1995, and the fiscal nine month periods ended February 28, 1997 and 1996, approximately 51%, 61%, 76% and 67%, respectively, of the Company's revenues were derived from data processing and other related services rendered to vendor agencies under contract with the Human Resources Agency of the City of New York ("HRA"). Such vendor agencies receive a substantial portion of their operating funds from the federal government through its Medicaid program; the balance of their funding is provided by the State and City of New York. Management believes that operations will, for the foreseeable future, continue to be dependent upon revenues generated from such vendor agencies. Elimination of the home attendant services program by HRA or a substantial cut-back in the level of funding of this program by the federal, state or city governments would have, through the impact of such cut-backs on the vendor agencies, a material adverse effect on the Company. See "Item 1--Description of Business--Principal Products and Services" in the Form 10-KSB.

     2. Technological Obsolescence.

     The data processing and computer software fields are characterized by rapid technological developments and advances, often resulting in partial or total obsolescence of systems. There is no assurance that the Company's research and development activities will permit it to keep abreast of new developments. See "Item 1--Description of Business--Research and Development" in the Form 10-KSB.

     3. Competition.

     Some of the Company's competitors are larger and have greater financial resources than the Company. Furthermore, the Company's customers may find it desirable to perform for themselves the services being rendered by the Company. The Company also competes with larger and better established companies for the hiring of qualified technical and marketing personnel. See "Item 1--Description of Business--Competition" in the Form 10-KSB.


     4. Pending Litigation by MCI Telecommunications Corp.

     On April 10, 1997, the Company received notice that MCI had commenced an action against it in the United States District Court for the Eastern District of New York alleging that the Company's Santrax time and attendance system infringes on certain patent rights allegedly owned by plaintiff. The complaint seeks compensatory and treble damages with interest and injunctive relief. The Company intends to vigorously defend this action. On May 13, 1997, the Company filed its Answer. Among other things, pursuant to the Answer, the

     Company denies that its product infringes MCI's patent rights and asserts certain affirmative defenses. In addition, the Answer contains a counterclaim challenging the validity of MCI's alleged patent rights.

     Notwithstanding the foregoing, because of the uncertainties of litigation, no assurances can be given as to the outcome of the MCI litigation. In the event that the Company were not to prevail in this litigation the Company could be required to pay significant damages to MCI and could be enjoined from further use of the Santrax system as it presently exists. Although a negative outcome in the MCI litigation would have a material adverse affect on the Company, including, but not limited to, its operations and financial condition, the Company believes that, if it is held that the Company's system infringes MCI's patent rights, the Company would attempt to design a system to replace Santrax or would attempt to negotiate with MCI to utilize its system, although no assurances can be given that the Company would be successful in these attempts. At the present time, the Company can not assess the possible cost of implementing a new system or obtaining rights from MCI.

     Since late 1993, the Company has been engaged from time to time in negotiations relating to the use of MCI's telephone services in connection with the Santrax system. In late 1996, MCI and the Company discussed, among other things, that the Company could pay a lesser per call charge for such services if the Company and MCI agreed that the Company's technology did not violate U.S. Patent 5,255,183 (the "Katz Patent"), which is the subject of the MCI litigation. No such agreement was ever reached.

     For the fiscal year ended May 31, 1996 and nine months ended February 28, 1996, approximately 19.8% and 33.4% of the Company's revenues, respectively, were derived from fees associated with the Santrax product.

     MCI has advised that it owns two pending patent applications that are related to the Katz Patent. Since those patent applications have not issued to patent and are confidential at the U.S. Patent Office, the Company is unable to determine the scope of any patent applications. In addition, one or both of such applications could be amended by MCI. There can be no assurances that these patent applications, either as originally filed or as amended, will not issue as patents with claims that cover the Santrax system.

     5. Proprietary Rights.


     The Company does not own, nor has it applied for, Federal Copyright registration on its computer software systems now in existence or being developed. However, the Company believes that its computer software systems are proprietary trade secrets and that they, together with the documentation, manuals, training aids, instructions and other materials supplied by the Company to customers, are subject to the proprietary rights of the Company and protected by applicable law. However, there can be no assurance that the Company will be able to protect itself against misappropriation of its proprietary rights and trade secrets. See "Item 1--Business--Proprietary Rights" in the Form 10-KSB.

     6. Control by Current Stockholders.

     The Company's Certificate of Incorporation does not provide for cumulative voting. Therefore, stockholders owning in excess of 50% of the outstanding shares of the Company's Common Stock are able to elect all the members of the Board of Directors. As of the date of this Prospectus, present management of the Company owns approximately 68.1% of the issued and outstanding shares of Common Stock of the Company and will be able to elect all of the Company's directors and to control the Company. However, upon the completion of this offering, as to which no assurances can be made, the present management of the Company will own 13.2% in the aggregate of the issued and outstanding shares of the Company's Common Stock.

     7. Effect of Outstanding Exercisable Securities.

     As of the date of this Prospectus, the Company had currently exercisable outstanding options and warrants to purchase shares of the Company's Common Stock exercisable at various prices from $1.38 to $7.00, subject to adjustment per share, pursuant to which an aggregate of 1,575,259 shares of Common Stock (subject to adjustment) may be issued. This includes warrants granted to the Company's Chairman and options granted to various directors, officers, employees and consultants.

     During the respective terms of the Company's outstanding derivative securities, the holders thereof may be able to purchase shares of Common Stock at prices substantially below the then-current market price of the Company's Common Stock with a resultant dilution in the interests of the existing stockholders. In addition, the exercise of outstanding derivative securities and the subsequent public sales of Common Stock by holders of such securities pursuant to this offering, a registration statement effected at their demand, under Rule 144 or otherwise, could have an adverse effect upon the market for and price of the Company's securities.

     8. Shares Eligible for Future Sale May Adversely Affect the Market.


     870,420 of the Company's outstanding shares of Common Stock (exclusive of shares of Common Stock issuable upon the exercise of outstanding options and warrants) are "restricted securities" and, in the future, may be sold upon compliance with Rule 144 or pursuant to registration (effected by demand or other rights granted to certain stockholders) under the Securities Act. Rule 144 currently provides, in essence, that a person holding "restricted securities" for a period of one year may sell an amount every three months up to the greater of (a) 1% of the Company's issued and outstanding securities of that class of securities or (b) the average weekly volume of sales of such securities during the four calendar weeks preceding the sale if there is adequate current public information available concerning the Company. Additionally, non-affiliates (who have not been affiliates of the Company for at least three months) may sell their "restricted securities" in compliance with Rule 144 without volume limitations after they have held such securities for a period of two years. An aggregate of [442,754] shares of Common Stock have been owned by Messrs. Brodsky, Freund and Stoller for more than two years. However, such shares are subject to an agreement with Barber & Bronson Incorporated ("B&B") imposing certain restrictions on the public sale thereof until December 22, 1997 without B&B's consent. B&B has authorized Messrs. Brodsky, Freund and Stoller to register an aggregate of 1,238,140 Shares, which amount includes outstanding shares of Common Stock as well as shares of Common Stock underlying presently exercisable options and warrants, on the condition that sales of such Shares be made through B&B. See "Plan of Distribution".


     The Company is registering for resale 1,988,140 Shares held by certain stockholders, including, without limitation, Shares underlying certain options and warrants. Such Shares may be resold at any time following the date of this Prospectus. Prospective investors should be aware that the possibility of resales by the

     Selling Stockholders, as well as other stockholders of the Company, may have a material depressive effect on the market price of the Company's shares of Common Stock in any market which may develop.

     9.   Ability   to  Renew   Present   Financing;   Significant   Outstanding
Indebtedness; Loan Covenants and Security Interests.

     From time to time the Company and/or its subsidiaries have entered into loan arrangements with Marine Midland Bank (the "Bank"), among others. As of February 28, 1997, the Company owed the Bank $237,486.


     On April 18, 1997, the Company's wholly owned subsidiary, Sandsport Data Services, Inc. ("Sandsport") entered into a Revolving Credit Agreement (the "Credit Agreement") with the Bank which allows Sandsport to borrow and re-borrow amounts up to $3,000,000. Interest accrues on amounts outstanding under the Credit Agreement at a rate equal to the London Interbank Offered Rate plus 2% and will be paid quarterly in arrears or, at Sandsport's option, interest may accrue at the Bank's prime rate. The Credit Agreement required Sandsport to pay a commitment fee in the amount of $30,000 and a fee equal to 1/4% per annum payable on the unused average daily balance of amounts under the Credit Agreement. In addition, there are other fees and charges imposed based upon Sandsport's failure to maintain certain minimum balances. The Credit Agreement will expire on March 1, 2000. The indebtedness under the Credit Agreement is guaranteed by the Company and Sandsport's sister subsidiaries (the "Group"). The collateral for the facility is a first lien on all equipment owned by members of the Group, as well as a collateral assignment of $2,000,000 of life insurance payable on the life of Mr. Brodsky. The Group's guaranty to the Bank, relating to the bonds discussed below, was modified to conform covenants described therein to comply with those in the Credit Agreement.


     All of the Group assets are pledged to the Bank as collateral for the amounts due under the Credit Agreement. The Group is prohibited from incurring additional indebtedness except under certain circumstances.

     In addition, pursuant to the Credit Agreement, the Group is required to maintain certain levels of net worth and meet certain financial ratios in addition to various other affirmative and negative covenants. The Group has, in the past, under prior agreements with the the Bank, failed to meet these net worth and financial ratios, and the Bank has granted the Group waivers. No assurance can be given that the Group will be able to meet these net worth and financial requirements in the future, and/or that the Bank will continue to grant to the Group waivers. Although in the past the Bank has renewed its loans to the Company when they matured, there can be no assurance that it will continue to do so or that the Company, if the Bank does not renew the loan, will be able to arrange alternative financing on terms satisfactory to it.

     In addition, the Company is indebted to companies affiliated with the Company's Chairman in the amount, as of February 28, 1997, of $1,297,000. Of this amount, as of February 28, 1997, an aggregate of $462,000 of indebtedness was evidenced by notes due in December 1997 and May 1998.

     On June 1, 1994, BFS Sibling Realty Inc., formerly known as Brodsky Sibling Realty, Inc. ("BFS") borrowed $3,350,000 in the form of Industrial Development Revenue Bonds ("Bonds") to finance costs incurred in connection with the acquisition, renovation and equipping of the Company's office space located at 26 Harbor

     Park Drive, Port Washington, New York (the "Facility" or the "Building") from the Nassau County Industrial Development Agency (the "NCIDA"). These Bonds were subsequently purchased by the Bank. The aggregate cost incurred by BFS in conjunction with such acquisition, renovation and equipping was approximately $4,377,000. In addition, the Company incurred approximately $500,000 of indebtedness to affiliates of Mr. Brodsky in connection with additional capital improvements. The Bonds bore interest at prime plus 3/4 of 1% until August 11, 1995, at which time the interest rate became fixed at 9% for a five-year term through September 1, 2000. At that time, the interest rate will be adjusted to a rate of either prime plus 3/4 of 1%, or the applicable fixed rate if offered by the Bank. As a condition to the issuance of the Bonds, the NCIDA obtained title to the Facility which it then leased to BFS. On June 21, 1994 (as of June 1,
1994), the Company and its Chairman guaranteed the full and prompt payment of principal and interest of the Bonds and the Company granted the Bank a security interest and lien on all the assets of the Company. In connection with the issuance and sale of the Bonds, the Company entered into a lease agreement (the "Sublease") with BFS, whereby the Company leased the Facility for the conduct of its business and, in consideration therefor, was obligated to make lease payments that at least equal amounts due to satisfy the underlying Bond obligations.

     On July 31, 1995, by an Assignment and Assumption and First Amendment to Lease between the Company and BFS, the Company assumed the obligations of BFS under the lease and became the direct tenant and the beneficial owner of the Facility (collectively the "Assignment Transaction"). In connection with the Assignment Transaction, the Sublease was terminated. During the period commencing July 1, 1995 and ending October 31, 1996 the Company paid rent for the Facility to the NCIDA in the amount of $48,600 per month, subject to adjustment based upon the then effective interest rate of the Bonds, among other things. In connection with the Assignment Transaction, the Company obtained the right to acquire the Facility upon expiration of the lease with the NCIDA (the "Lease") and became directly liable to the NCIDA for amounts due thereunder. In connection with the Assignment Transaction, the Company assumed certain indebtedness owed to affiliates of the Company's Chairman as follows: (i) the $364,570 remaining balance of a 48-month term loan bearing interest at 8.7% per annum, and (ii) the $428,570 remaining balance of a 42-month term loan bearing interest at 8.91%. Each of the foregoing loans were incurred in connection with the construction of improvements to the Building, are collateralized by the assets of the primary obligor and are guaranteed by the Company's Chairman.

     On August 11, 1995, the Company entered into a $750,000 loan agreement with the Long Island Development Corporation ("LIDC"), under a guarantee by the U.S. Small Business Administration ("SBA") (the "SBA Loan"). The entire $750,000 proceeds have been used to repay a portion of the Bonds. The Company entered into the Assignment Transaction primarily to satisfy certain requirements of the SBA. The SBA Loan is payable in 240 monthly installments of $6,255, which includes principal and interest at a rate of 7.015%.

     As of November 1, 1996, the Company entered into an Assignment and Assumption of and Second Amendment to Lease Agreement among BFS Realty, LLC, an affiliate of the Company's Directors (the "Assignee"), the Bank and the Company (the "Second Amendment"). In connection with the Second Amendment, (i) the Assignee assumed all of the Company's obligations under the Lease with the NCIDA and entered into a sublease with the Company for the Facility; and (ii) the Company conveyed to the Assignee the right to become the owner of the Facility upon expiration of the Lease. In addition, pursuant to the sublease, the Company has assumed certain obligations owed by the Assignee to the NCIDA under the Lease. The Assignee has indemnified the Company with respect to certain obligations relative to the Lease and the Second Amendment.

     The documentation with regard to each of the foregoing contain various covenants requiring and/or restricting the Company from taking various action. Among other things, the documentation relating to the SBA Loan contains certain covenants which require certain principal stockholders of the Company to maintain certain levels of equity in the Company. Such restriction could impact the Company's ability to engage in equity financings and a violation of such covenant could result in a default under the SBA Loan. In the past, the Company has been able to obtain a waiver of such provision, however, no assurances can be made that it will continue to be able to do so. Messrs. Brodsky, Freund and Stoller have advised the Company that, if as a result of action taken by any of them, a default occurs under the SBA Loan, such individuals shall either cure such default, if possible, or satisfy the obligation.

     10. Limited Marketing Capability.

     The Company has limited marketing capabilities and resources. To date, substantially all of the Company's commercial marketing activities have been conducted by sales representatives directly employed by the Company and independent sales agents. Such activities have consisted primarily of personal contact with potential customers. Because of the nature of the Company's business, management will continue to devote a substantial amount of time developing and maintaining continuing personal relationships with the Company's customers. See "Item 1--Description of Business--Marketing and Distribution" in the Form 10-KSB.

     11. Dependence on Key Personnel.

     The Company is  dependent  upon the  expertise  and  abilities of three key executive personnel: Bert E. Brodsky, Chairman of the Board, President and Treasurer, Hugh Freund, Executive Vice President and Secretary, and Gary Stoller, Executive Vice President. Messrs. Stoller and Freund are not parties to any employment agreements with the Company; Effective February 1, 1997 the Company and Mr. Brodsky entered into an employment agreement for a 5 year term (the "Brodsky Employment Agreement"). Among other things, the Brodsky Employment Agreement provides for compensation at the annual rate of $500,000. See--"Subsequent Events". The Company's agreement with the Bank requires that Mr. Brodsky at all times be active on a substantially full-time basis in the affairs of the Company. The Company or its subsidiaries is the beneficiary under certain keyman life insurance policies on the life of each of Messrs. Brodsky and Freund in the amounts of $4,500,000 and $1,400,000, respectively, the benefits of which are payable to the Company. Of such insurance benefits, an aggregate of $2,000,000 on the life of Mr. Brodsky has been pledged to the Bank. However, if the Company were to lose the services of any of these key personnel as a result of disability, death or otherwise the Company could be in default under its agreement with the Bank and its business could be adversely affected.

     12. No Dividends.

     To date, the Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash or other dividends in the foreseeable future. Dividends are restricted pursuant to the terms of the Credit Agreement between the Company and the Bank. See "Item 5 - Market for Common Equity and Related Stockholder Matters--Dividend Policy" in the Form 10-KSB.

     13. Unascertainable Risks Related to Possible Acquisitions.

     The Company intends to explore opportunities to add, through acquisition or licensing, technology or products to enhance or add to its current product line, or to acquire a customer base or sales organization to augment the Company's infrastructure. In exploring potential acquisitions or licenses, the Company will consider, among other criteria: the comparative cost to the Company in capital, resources and personnel to create the identified technology or product, or to establish the targeted customer base or sales organization; restrictions to the Company developing similar technology or products arising from patent or other intellectual property protection; and the synergy of the identified technology or products, or customer base or sales organization, with the Company's products and organization. Although the Company anticipates it will follow the foregoing general criteria in determining whether or not to make any acquisitions, management will have sole discretion over whether or not to engage in an acquisition. There can be no assurance that the Company will identify any acquisition or licensing candidates or, if it does, that it will be able to reach any agreements to acquire or license technology or products, or acquire assets, on terms acceptable to the Company. To the extent that the Company effects an acquisition of technology or products in the early stage of development or growth (including technology or products which have not been fully tested or marketed), the Company will be subject to numerous risks inherent in developmental technology and other high level of risk associated with high technology industries based on innovative technologies or processes. Furthermore, future acquisition transactions may require the Company to obtain additional financing from banks or financial institutions or to undertake debt or equity financing. No assurance can be given that the Company would be able to obtain financing upon commercially reasonable terms, or at all. Furthermore, equity financing will result in a dilution of existing Stockholders of the Company, which may be significant. To the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with the incurring of indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Although the Company will endeavor to evaluate the risks inherent in a particular acquisition, there can be no assurance that the Company will properly ascertain or assess such significant risk factors.

     The  Company  provides  data  processing  services  to a  company  of which affiliates of Mr. Brodsky are principal stockholders, and which is engaged in the administration of pharmacy prescription reimbursement programs for unions and other benefit providers. The Company is considering entering into the pharmacy prescription reimbursement administration business directly or through one or more acquisitions of existing companies, including, without limitation, the above mentioned affiliate; the Company is considering several possible acquisition candidates in such industry, including, without limitation, the above-mentioned affiliate; however, the Company is in the preliminary stages of such consideration and has not had formal negotiations with any such company. Accordingly, no assurances can be made as to whether (i) the Company will enter into the business directly, (ii) any of the acquisitions presently being considered will be consummated, (iii) if consummated, the terms upon which any such acquisitions may occur, and (iv) if consummated, whether such acquisitions will be successful. Except as set forth above, as of the date of this
Prospectus, the Company has no other specific plans with respect to material acquisitions. In addition to the foregoing, the Company may, from time to time, enter into agreements with related parties. In such case, the Company anticipates that the terms of such agreements will be commercially reasonable and no less favorable to the Company than the Company could obtain from unrelated third parties. Additionally, the Company intends that such agreements will be approved by a majority of disinterested directors.

     14. Securities Market Factors.

     In recent years, the securities markets have experienced a high level of volume volatility and market prices for many companies, particularly small and emerging growth companies, have been subject to wide fluctuations in response to quarterly variations in operating results. The securities of many of theses companies which trade in the over-the-counter market, have experienced wide price fluctuations, which in many cases were unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. Factors such as announcements by the Company or its competitors concerning technological innovations, new products or procedures, government regulations and developments or disputes relating to proprietary rights may have a significant impact on the market for the Company's securities. General market price declines or market volatility in the future could adversely affect the future price of the Company's securities.

     15. Prior Public Announcements.


     In a January 20, 1997 Newsday article, Mr. Brodsky was referred to as saying that the Company could have revenues "in excess of 12 million" for the fiscal year ended May 31, 1997. As of the date of this Prospectus, the Company anticipates that revenue for the fiscal year ended May 31, 1997 will likely be between $11 million and $12 million. The foregoing constitutes a forward-looking statement as to which no assurances can be given with respect to the outcome thereof. Factors making it problematic to determine the outcome of the foregoing statements include, among other things, general market and economic factors affecting the Company's sales in the fourth quarter of the fiscal year ended May 31, 1997.


                                SUBSEQUENT EVENTS


     Effective February 1, 1997, the Company and Mr. Brodsky entered into the Brodsky Employment Agreement providing for, among other things, compensation at the annual rate of $500,000 plus such bonuses or additional compensation that the Board of Directors of the Company may, on the basis of improvements in the Company's performance or other reasonable criteria, deem appropriate. During the five year term of the Brodsky Employment Agreement, the employee shall also be provided with a full-time use of a Company automobile, six (6) weeks paid vacation annually and group medical insurance and other benefits or programs which the Company establishes or is made available to its employees.


     In March 1997, Sandsport entered into a sale/lease-back transaction with General Electric Capital Corporation ("GEC") whereby certain fixed assets, including, without limitation, a certain program licensing agreement (the "License") (the "Assets"), were sold to GEC for $981,000 and concurrently leased back to Sandsport. The License was originally paid for by Sandsport and inadvertently registered in the name of an affiliate of Mr. Brodsky for which the Company provides services, but was assigned to Sandsport in connection with the above-mentioned lease. The lease requires monthly rental payments of $25,465.98 commencing on May 1, 1997 for a term of 38 months, and provides Sandsport the option to purchase the Assets for $200,000 upon expiration of the lease. Sandsport has assigned such purchase option to P.W. Capital Corp., an affiliate of the Company's Chairman ("PW"), which has agreed to purchase the Assets from GEC subject to the terms of the lease. PW acquired the right to purchase such equipment on consideration of its posting a letter of credit in connection with such lease.

                              SELLING STOCKHOLDERS


     The following table sets forth, as of May 23, 1997, to the Company's knowledge, certain securities ownership information with respect to the Selling
Stockholders:





                                Common Shares                 Number of Common              Common Shares to be
                                Beneficially                    Shares Offered              Beneficially Owned
Name and Address                  Owned (1)                      for Sale                    After Offering(2)
----------------                  ---------                      --------                    --------------
                                                                                               Number       Percent of Outstanding
Bert E. Brodsky                  955,809 (3)                    820,213 (3)                    135,596      7.1%
Hugh Freund                      323,493 (4)                    255,696 (4)                    67,797       5.0%
Gary Stoller                     257,786 (5)                    162,231 (5)                    95,555       7.2%
Steven N. Bronson                152,950 (6)                    152,950 (6)                    -0-          -0-
James S. Cassel                  30,800 (7)                     30,800 (7)                     -0-          -0-
James S. Cassel and Mindy
 Cassel, TBTE                    58,300 (8)                     58,300 (8)                     -0-          -0-
James S. Cassel, as
Custodian for Chira Cassel       1,000                          1,000                          -0-          -0-
James S. Cassel, as
Custodian for Seth Cassel
under the Uniform Gifts to
Minors Act ("UGMA") 1996         1,000                          1,000                          -0-          -0-
James S. Cassel, as
Custodian for Philip Cassel
under the Uniform Gifts to
Minors Act 1996                  1,000                          1,000                          -0-          -0-
James S. Cassel, as
Custodian for Levi Cassel
under the Uniform Gifts to
Minors Act 1996                  1,000                          1,000                          -0-          -0-
Keil Stern                       30,000 (9)                     30,000 (9)                     -0-          -0-
Eric R. Elliot                   8,900 (10)                     6,650 (10)                     -0-          -0-
Eric R. Elliott (IRA)            7,500 (15)                     7,500 (15)                     -0-          -0-
Barry J. Booth                   6,650 (11)                     6,650 (11)                     -0-          -0-


                                       14





                                         Common Shares                Number of Common              Common Shares to be
                                         Beneficially                    Shares Offered              Beneficially Owned
       Name and Address                    Owned (1)                      for Sale                    After Offering(2)
       ----------------                    ---------                      --------                    --------------
                                                                                                                Percent of
                                                                                               Number           Outstanding
Bruce C. Barber                  6,650 (12)                     6,650 (12)                     -0-          -0-
Barry Steiner & Lisa Steiner
(JT)                             5,750 (13)                     5,750 (13)                     -0-          -0-
Scott Salpeter                   2,000 (14)                     2,000 (14)                     -0-          -0-
Leonard Adler                    3,750 (15)                     3,750 (15)                      -0-         -0-
Hans Koenig Revocable
Living Trust
(Hans & Hanni Koenig) - by
agreement 3/6/91                 7,500 (15)                     7,500 (15)                     -0-          -0
Paul Pesce                       7,500 (15)                     7,500 (15)                     -0-          -0-
Amral Raul Ragoonanan            3,750 (15)                     3,750 (15)                     -0-          -0-
Peter David Bronson &
Maguy F. Bronson (JT)            7,500 (15)                     7,500 (15)                     -0-          -0-
Martin & Dolores Elkin (JT)      7,500 (15)                     7,500 (15)                     -0-          -0-
Stephen Paul Kregstein           3,750 (15)                     3,750 (15)                     -0-          -0-
Juetten Family Trust
(Richard Juetten, Trustee) -
by agreement dated 4/4/91        3,750 (15)                     3,750 (15)                     -0-          -0-
Kenneth B. Elias                 3,750 (15)                     3,750 (15)                     -0-          -0-
Ronald A. David & Dona C.
David (TE)                       3,750 (15)                     3,750 (15)                     -0-          -0-
Haguy Shechter                   7,500 (15)                     7,500 (15)                     -0-          -0-
Nial Maura Ingerto               3,750 (15)                     3,750 (15)                     -0-          -0-
Ronald Richard Fieldstone &
Linda Brady Fieldstone (TE)      7,500 (15)                     7,500 (15)                     -0-          -0-
Gordon Jay Dow (IRA)             7,500 (15)                     7,500 (15)                     -0-          -0-
James Allen Settlage &
Carol Lynn Settlage (JT)         3,750 (15)                     3,750 (15)                     -0-          -0-
Paul Maurice Bronson &
Laura Mae Bronson (JT)           7,500 (15)                     7,500 (15)                     -0-          -0-


                                       15





                                         Common Shares                Number of Common              Common Shares to be
                                         Beneficially                    Shares Offered              Beneficially Owned
       Name and Address                    Owned (1)                      for Sale                    After Offering(2)
       ----------------                    ---------                      --------                    --------------
                                                                                                                Percent of
                                                                                               Number           Outstanding
Fern Susan Thaw                  3,750 (15)                     3,750 (15)                     -0-          -0-
David Wayne Raisbeck &
Ellen Jane Raisbeck (JT)         3,750 (15)                     3,750 (15)                     -0-          -0-
The Petersen Family Trust
(Norman W. Petersen) - by
agreement 9/28/93                3,750 (15)                     3,750 (15)                     -0-          -0-
Margery Schwartz
(Cust for Evan Schwartz NJ-
UTMA)                            3,750 (15)                     3,750 (15)                     -0-          -0-
Joseph Anthony Spinella          3,750 (15)                     3,750 (15)                     -0-          -0-
David William Rogers             3,750 (15)                     3,750 (15)                     -0-          -0-
Craig Loren Silverman            3,750 (15)                     3,750 (15)                     -0-          -0-
Anthony Peter Conza              7,500 (15)                     7,500 (15)                     -0-          -0-
Jeffrey L. Thomas & Sylvia
H. Thomas (JT)                   3,750 (15)                     3,750 (15)                     -0-          -0-
Howard Clifford Beach            3,750 (15)                     3,750 (15)                     -0-          -0-
Delaware Charter Guarantee
& Trust Co.
Custodian  F/B/O Law
Offices Bruce Thaw Keogh
Plan                             3,750 (15)                     3,750 (15)                     -0-          -0-
Sylvia Levine                    3,750 (15)                     3,750 (15)                     -0-          -0-
Hal Kaufman                      3,750 (15)                     3,750 (15)                     -0-          -0-
Leonard Goodfriend &
Audrey Goodfriend (JT)           3,750 (15)                     3,750 (15)                     -0-          -0-
A.C. Brown                       3,750 (15)                     3,750 (15)                     -0-          -0-
Frederick H. Fialkow             7,500 (15)                     7,500 (15)                     -0-          -0-
James A. Cook                    3,750 (15)                     3,750 (15)                     -0-          -0-
Thomas A. Hanford Trust
(Thomas A. Hanford)        - by
agreement 5/17/96                7,500 (15)                     7,500 (15)                     -0-          -0-


                                       16





                                         Common Shares                Number of Common              Common Shares to be
                                         Beneficially                    Shares Offered              Beneficially Owned
       Name and Address                    Owned (1)                      for Sale                    After Offering(2)
       ----------------                    ---------                      --------                    --------------
                                                                                                                Percent of
                                                                                               Number           Outstanding
S. Daniel Ponce (IRA)            3,750 (15)                     3,750 (15)                     -0-          -0-
Yehuda Shechter                  7,500 (15)                     7,500 (15)                     -0-          -0-
Effectenbank Stroeve N.V.        7,500 (15)                     7,500 (15)                     -0-          -0-
Jeffrey Scott Roschman           7,500 (15)                     7,500 (15)                     -0-          -0-
Steven I. Levin                  3,750 (15)                     3,750 (15)                     -0-          -0-
Frank T. Vicino, Jr.             3,750 (15)                     3,750 (15)                     -0-          -0-
Mark S. Schecter                 3,750 (15)                     3,750 (15)                     -0-          -0-
Michael J. Bonner &
Deborah M. Bonner (JT)           3,750 (15)                     3,750 (15)                     -0-          -0-
C.G. Chase Construction Co.      7,500 (15)                     7,500 (15)                     -0-          -0-
John Raymond Prufeta             3,750 (15)                     3,750 (15)                     -0-          -0-
Richard S. Serbin & Kathe
Serbin                           7,500 (15)                     7,500 (15)                     -0-          -0-
Zvika Shechter                   3,750 (15)                     3,750 (15)                     -0-          -0-
George Andrew Solack             3,750 (15)                     3,750 (15)                     -0-          -0-
Sheldon Drobny                   7,500 (15)                     7,500 (15)                     -0-          -0-
Susan Lambeth Charitable
Remainder Unitrust
(Susan Lambeth and Edmuns
Schupp) - by agreement
3/5/47                           7,500 (15)                     7,500 (15)                     -0-          -0-
Mark Hart                        11,250 (15)                    11,250 (15)                    -0-          -0-
David Brian Cohen                7,500 (15)                     7,500 (15)                     -0-          -0-
Robert Stuart Pearlman &
Rita Jo Pearlman (JT)            3,750 (15)                     3,750 (15)                     -0-          -0-
Robbins, Tunkey, Ross,
Amsel, Raben and Waxman,
P.A.
401K Profit Sharing Trust
F/B/O William R. Tunkey          3,750 (15)                     3,750 (15)                     -0-          -0-


                                       17





                                         Common Shares                Number of Common              Common Shares to be
                                         Beneficially                    Shares Offered              Beneficially Owned
       Name and Address                    Owned (1)                      for Sale                    After Offering(2)
       ----------------                    ---------                      --------                    --------------
                                                                                                                Percent of
                                                                                               Number           Outstanding
Doran Topaz                      3,750 (15)                     3,750 (15)                     -0-          -0-
Harvey Morton Soldan &
Ingrid Else Soldan (JT)          7,500 (15)                     7,500 (15)                     -0-          -0-
The Beckham Family Trust
(David Beckham, Trustee) -
by agreement dated 10/26/95      3,750 (15)                     3,750 (15)                     -0-          -0-
Boris Zalkind                    3,750 (15)                     3,750 (15)                     -0-          -0-
Eliahu Ben-Shmuel                7,500 (15)                     7,500 (15)                     -0-          -0-
Horst Siegfried Filtzer          3,750 (15)                     3,750 (15)                     -0-          -0-
Charles G. Leaness               3,750 (15)                     3,750 (15)                     -0-          -0-
Lior Ben-Shmuel                  7,500 (15)                     7,500 (15)                     -0-          -0-
Sonya Ben-Shmuel Personal
Revocable Trust (Sonya
Ben-Shmuel, Trustee) - by
agreement dated 5/13/96          3,750 (15)                     3,750 (15)                     -0-          -0-
The Equity Group Profit-
Sharing Plan and Trust
(Robert D. Goldstein,
Trustee) - by agreement
dated 1/1/80                     7,500 (15)                     7,500 (15)                     -0-          -0-
Jeffrey I. Binder & Rosalie
G. Binder (TE)                   7,500 (15)                     7,500 (15)                     -0-          -0-
Jay Haft                         3,750 (15)                     3,750 (15)                     -0-          -0-
Henry Tie Shue                   3,750 (15)                     3,750 (15)                     -0-          -0-
Bruno Guazzoni
c/o Zanett Capital, Inc.         7,500 (15)                     7,500 (15)                     -0-          -0-
Barry J. Booth & Suellen G.
Booth (JT)                       7,500 (15)                     7,500 (15)                     -0-          -0-
Lenore Katz                      7,500 (15)                     7,500 (15)                     -0-          -0-


                                       18





                                         Common Shares                Number of Common              Common Shares to be
                                         Beneficially                    Shares Offered              Beneficially Owned
       Name and Address                    Owned (1)                      for Sale                    After Offering(2)
       ----------------                    ---------                      --------                    --------------
                                                                                                                Percent of
                                                                                               Number           Outstanding
Private Opportunity Partners
II, Ltd.
FL Limited Partnership           71,250                         71,250                         -0-          -0-


(1) Unless otherwise noted, the Company believes that all persons named above have sole voting and investment power with respect to all Common Stock beneficially owned by them, subject to community property laws, where applicable. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.

(2) Assumes that all of the shares registered for the account of the Selling Stockholders are sold.

(3) Includes 50,000 shares of Common Stock owned by Mr. Brodsky's wife. Includes presently exercisable options to purchase 74,000 shares of Common Stock at $1.79 per share under the Company's Employee's Incentive Stock Option Plan (the "Incentive Plan"); includes presently exercisable options to purchase 44,000 shares of Common Stock at $1.51 per share under the 1995 Stock Option Plan (the "1995 Plan"); includes presently exercisable options to purchase 44,000 shares of Common Stock at $2.34 per share under the 1995 Plan; includes presently exercisable options to purchase 60,667 shares of Common Stock at $1.38 per share under the Non-Qualified Stock Option Plan (the "Non-Qualified Plan"); includes presently exercisable options to purchase 110,000 shares of Common Stock at $2.61 per share under the 1995 Plan; includes presently exercisable warrants to purchase 400,000 shares of Common
                  Stock at $1.38 per share under a Warrant Agreement which expires in August, 2001; includes 68,352 shares of the Company's Common Stock owned by the trusts established for the benefit of Mr. Brodsky's four children, of which Mr. Brodsky is a trustee.

(4) Excludes 8,000 shares of Common Stock owned by Mr. Freund's adult children. Excludes 4,000 shares of Common Stock and presently exercisable options to purchase (i) 43,000 shares of Common Stock at $1.79 per share under the Incentive Plan, (ii) 18,000 shares of Common Stock at $1.38 per share under the 1995 Plan and (iii)18,000 shares of Common Stock at $1.38 per share under the Non-Qualified Plan owned by Mr. Freund's wife. As set forth in Mr. Freund's Schedule 13G, filed with the SEC on February 9, 1997, Mr. Freund disclaims any beneficial interest in, or voting or dispositive control over, such shares; includes presently exercisable options to purchase 43,000 shares of Common Stock at $1.79 per share under the Incentive Plan; includes presently exercisable options to purchase 18,000 shares of Common Stock at $1.51 per share under the 1995 Plan; includes presently exercisable options to purchase 36,000 shares of Common Stock at $2.34 per share under the 1995 Plan; includes presently exercisable options to purchase 18,000 shares of Common Stock at $1.38 per share under the Non-Qualified Plan; includes presently exercisable options to purchase 90,000 shares of Common Stock at $2.61 per share under the 1995 Plan.

(5) Includes presently exercisable options to purchase 46,667 shares of Common Stock at $1.79 per share under the Incentive Plan; includes presently exercisable options to purchase 20,000 shares of Common Stock at $1.51 per share under the 1995 Plan; includes presently exercisable options to purchase 20,000 shares of Common Stock at $2.34 per share under the 1995 Plan; includes presently exercisable options to purchase 20,000 shares of Common Stock at $1.38 per share under the Non-Qualified Plan; includes presently exercisable options to purchase 50,000 shares of Common

                  Stock at $2.61 per share under the 1995 Plan. Includes 13,000 shares of the Company's Common Stock owned by trusts established for the benefit of Mr. Stoller's children of which Mr. Stoller is a trustee.

(6) Includes 101,200 Shares issuable upon the exercise of currently exercisable warrants.

(7) Includes 30,800 Shares issuable upon the exercise of currently exercisable warrants.

(8) Includes 30,800 Shares issuable upon the exercise of currently exercisable warrants.

(9) Includes 20,000 Shares issuable upon the exercise of currently exercisable warrants.

(10) Includes 4,400 Shares issuable upon the exercise of currently exercisable warrants.

(11) Includes 4,400 Shares issuable upon the exercise of currently exercisable warrants.

(12) Includes 4,400 Shares issuable upon the exercise of currently exercisable warrants.

(13) Includes 2,000 Shares issuable upon the exercise of currently exercisable warrants.

(14) Includes 2,000 Shares issuable upon the exercise of currently exercisable warrants.

(15) Of such amount, two-thirds represents shares of Common Stock and one-third represents shares of Common Stock issuable upon exercise of currently exercisable warrants.

     Certain of the securities set forth in the above table are included in this Prospectus pursuant to registration commitments accorded to certain of the Selling Stockholders. There are no commitments pursuant to which the Company will receive any proceeds from the sale of the Shares by the Selling Stockholders.

     To the Company's knowledge, no Selling Stockholder has had any position, office or other material relationship with the Company or any of its affiliates during the past three years (other than as a holder of the Company's securities), except that (i) Bert E. Brodsky has served as Chairman of the Board and Treasurer of the Company since 1983 and President since 1989; (ii) Hugh Freund has served as a director of the Company since 1978 and Executive Vice President of the Company since 1986 (iii) Gary Stoller has served as a director and Executive Vice President of the Company since 1983; and (iv) B&B has been a market maker of the Company's Common Shares during such three year period. B&B acted as the placement agent in a recent private offering by the Company. The Company believes that Messrs. Steven R. Bronson, James S. Cassel, (and Mindy Cassel), Keil Stern, Eric R. Elliot, Barry J. Booth, Bruce C. Barber, Barry E. Steiner (and Ms. Lisa Steiner) and Scott Salpeter are affiliated with B&B.

                              PLAN OF DISTRIBUTION

     The Shares set forth in the "Selling Stockholders" table may be sold by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, either pursuant to the Registration Statement of which this Prospectus forms a part or, if available, under Section 4(1) of the Securities Act or Rule 144 promulgated thereunder.

     To the Company's knowledge, this offering is not being underwritten. The Company believes that the Selling Stockholders, directly through agents designated from time to time, or through broker-dealers or underwriters also to be designated (who may purchase as principal and resell for their own account), may sell the Shares from time to time, in or through privately negotiated transactions, or in one or more transactions, including block transactions, on the NASDAQ SmallCap Market or on any other market or stock exchange on which the Shares may be listed in the future pursuant to and in accordance with the applicable rules of such market or exchange or otherwise. The selling price of the Shares may be at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. From time to time the Selling Stockholders may engage in short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith. Further, except as set forth herein, the Selling Stockholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time, which may have a depressive effect on the market price of the Company's shares of Common Stock.

     The Selling Stockholders may also pledge shares as collateral for margin accounts, and such shares could be resold pursuant to the terms of such accounts. Resales or reoffers of the Shares by the Selling Stockholders must be accompanied by a copy of this Prospectus.

     The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them, and any discounts, commissions or concessions received by them, may be deemed to be underwriting commissions or discounts under the Securities Act.


     The Shares offered for resale herein for the accounts of Messrs. Brodsky, Freund and Stoller are subject, among other things, to an agreement with B&B imposing certain restrictions on public sale thereof until December 22, 1997 without B&B's consent. B&B has authorized Messrs. Brodsky, Freund and Stoller to register an aggregate of 1,238,140 shares, which amount includes outstanding shares of Common Stock as well as shares of Common Stock underlying presently exercisable options and warrants, on the condition that sales of such Shares be made though B&B.



                                  LEGAL MATTERS

     Matters relating to the legality of the securities being offered hereby are being passed upon for the Company by Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, East Meadow, New York 11554.

                                     EXPERTS

     The consolidated financial statements of the Company appearing in the Form 10-KSB, as amended, have been audited by Marcum & Kliegman, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed therewith, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Each statement made in this Prospectus referring to a document filed as an exhibit to the Registration Statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


     The following table sets forth the expenses (estimated except for the Registration Fee) in connection with the Offering described in the Registration
Statement:

 Registration Fee..................................................... $6,253.60
 Accountants' Fees and Expenses.........................................3,000.00
 Legal Fees and Expenses...............................................17,000.00
 Printing ............................................................. 1,500.00
 Miscellaneous............................................................500.00
 Total................................................................$28,253.66

Item 15.  Indemnification of Directors and Officers.

     Pursuant to Section 145 of the Delaware General Corporation Law, Sandata, Inc. (hereinafter, the "Registrant") has the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

     Article Tenth of the Registrant's Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by said Section 145, indemnify all persons whom it may indemnify pursuant thereto.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemni fication against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

Exhibit Number     Description of Exhibit

 5 Opinion of Certilman Balin Adler & Hyman, LLP regarding the legality of the securities being registered*

10.1               Form of agreement between Sandsport and vendor agency*


10.2               Form of agreement between Sandsport and vendor agency*


10.3               Form of Subscription Agreement dated December 23, 1996*

10.4               Form of Subscription Agreement dated September 12, 1996*

10.5               Form of Common Stock Purchase Warrant ($5.00 Exercise Price)*


10.6               Form of Common Stock Purchase Warrant ($7.00 Exercise Price)*


10.7               Form of Redeemable Common Stock Purchase Warrant*

23.1               Consent of Marcum & Kliegman, LLP

23.2 Consent of Certilman Balin Adler & Hyman, LLP (included in is opinion filed as Exhibit 5)*

24 Powers of Attorney (included in signature page forming a part hereof)




* Filed previously

Item 17.  Undertakings.

                  The undersigned Registrant hereby undertakes:

     (l) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (l)(i) and (l)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new
Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post- effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Port Washington, State of New York, on the 27th day of May 1997.


                           SANDATA, INC.


                           By: /s/ Bert E. Brodsky
                           Bert E. Brodsky
                           President and
                           Chief Executive Officer




                                POWER OF ATTORNEY

     Know all men by these presents, that each person whose signature appears below constitutes and appoints Bert E. Brodsky as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                          Capacity                          Date


                                   President, Treasurer,
                                   Chief Executive Officer
                                   and Chairman of the
                                   Board (Principal
                                   Executive Officer and
                                   Principal Financial and
/s/ Bert E. Brodsky                Accounting Officer)              May 27, 1997
---------------------
Bert E. Brodsky

                                   Executive Vice President
                                   Secretary
/s/Hugh Freund                     and Director                     May 27, 1997
Hugh Freund

                                   Executive Vice President
/s/ Gary Stoller                   and Director                     May 27, 1997
---------------------
Gary Stoller